April 16, 2007



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628


           RE:   ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                 SCHEDULE 13E-3 FILED ON MARCH 20, 2007
                 FILE NO. 05-50088

Dear Ms. Carmody:

       We refer to your letter dated April 4, 2007 setting forth the comments of the Staff to the Schedule 13E-3 (including the Scheme Document incorporated therein by reference) filed by Asia Satellite Telecommunications Holdings Limited ("AsiaSat"), AsiaCo Acquisition Ltd. ("AsiaCo"), Able Star Associates Limited ("Able Star") and GE Capital Equity Investments, Inc. ("GE Equity") (collectively, the "Initial Filing Persons").

       We have set forth the text of the Staff's comments followed, in each case, by our response. Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Schedule 13E-3, which amends the Schedule 13E-3 initially filed with the SEC on March 20, 2007 by the Initial Filing Persons. Among other things (as noted in response to Comment 1), Amendment No. 3 lists three additional filing persons (together with the Initial Filing Persons, the "Filing Persons"). We note that, where the Staff's comments relate to matters within the knowledge of particular Filing Persons, the responses below are submitted on behalf of those Filing Persons.

       We are also forwarding to you via Federal Express courtesy copies of this letter and the above-referenced Amendment No. 3 to the Schedule 13E-3.

Pamela Carmody                                                                2
Securities and Exchange Commission


       In response to the Staff's request for the "tandy" acknowledgement, we attach hereto an acknowledgement signed by each of the Filing Persons.


FILING PERSONS
--------------

1. WHAT CONSIDERATION WAS GIVEN TO WHETHER BOWENVALE LIMITED, CITIC GROUP AND GENERAL ELECTRIC CAPITAL CORPORATION ARE AFFILIATES ENGAGED IN THE GOING PRIVATE TRANSACTION AND SHOULD BE FILING PERSONS ON THE SCHEDULE 13E-3?

RESPONSE TO COMMENT 1: We considered whether Bowenvale Limited ("Bowenvale") CITIC Group ("CITIC") and General Electric Capital Corporation ("GECC") should be filing persons in light of the guidance provided in "CURRENT ISSUES AND
RULEMAKING PROJECTS" (November 14, 2000) and a review of the facts and circumstances at the time of filing. However, in response to the Staff's query, we are adding Bowenvale, CITIC and GECC as Filing Persons of the Schedule 13E-3.


SPECIAL FACTORS, PAGE 44
------------------------

2. TO THE EXTENT PRACTICABLE, QUANTIFY THE "HIGH COST" OF NYSE LISTING AND SEC REGISTRATION REQUIREMENTS AS NOTED AT THE BOTTOM OF PAGE 44.

RESPONSE TO COMMENT 2: In response to the Staff's comment, we have amended Item 5(c) of Schedule 13E-3 to include, following the sentence that reads "Since June 2003, management of AsiaSat and the Board have considered from time to time de-listing from NYSE and de-registering from the SEC due to the high cost involved in maintaining the NYSE listing and SEC registration," the disclosure below:

"AsiaSat has believed that the costs imposed on it as a result of its status as a reporting company under the Exchange Act are disproportionally high relative to its other costs and to its revenues. These costs have included the costs associated with preparing AsiaSat's annual report on Form 20-F, including the costs of its external auditors and its external legal counsel. More recently, AsiaSat has been concerned with the costs associated with implementing, and then complying on an ongoing basis with, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. AsiaSat has incurred a one-time expense of approximately US$750,000 for documentation and implementation of internal systems relating to preparation for compliance with Section 404, and an additional one-time expense of approximately US$260,000 for external auditor fees. Furthermore, AsiaSat estimates that it will have to incur additional annual expenses going forward of US$250,000. Management time and additional personnel to handle the increased obligations as a result of Section 404 are unfortunately difficult to quantify."

Pamela Carmody                                                                3
Securities and Exchange Commission


SPECIAL FACTORS, PAGE 45
------------------------

3. WE NOTE THAT DURING THE SECOND QUARTER OF 2006, ABLE STAR RECEIVED PROPOSALS FROM SEVERAL FINANCIAL INSTITUTIONS AS PART OF ITS PROCESS TO CONSIDER ALTERNATIVES. WHAT CONSIDERATION WAS GIVEN TO WHETHER ANY OR ALL SUCH PROPOSALS ARE ITEM 1015 REPORTS THAT SHOULD BE SUMMARIZED IN, AND FILED WITH, THE SCHEDULE 13E-3? IN THIS REGARD, PLEASE ADVISE WHAT TYPE OF ANALYSES THE PROPOSALS CONTAINED.

RESPONSE TO COMMENT 3: In the second quarter of 2006, Able Star had contacted five large investment banks as potential financial advisors for Able Star's continuing process of evaluating its investment in AsiaSat. In response to that inquiry, each of the banks presented Able Star with "pitch" presentation documents containing a description of their respective background, qualifications, credentials and experience related to satellite and telecommunication industry and some of the documents also contained a general overview of Able Star's current position in Bowenvale. The purpose of these presentations was to assist Able Star in determining which of such banks might be the best financial adviser to advise Able Star with respect to its Bowenvale interest. At the time this pitch process was conducted, Able Star was not yet in a position to evaluate whether to engage in the going-private transaction and did not use any of the presentations in connection therewith. Able Star therefore believes that none of these preliminary presentations would constitute a report, appraisal or opinion that is materially related to the Rule 13e-3 transaction and that is required to be disclosed pursuant to Item 1015 of Regulation M-A.

EXHIBITS, PRESENTATION BY MORGAN STANLEY
----------------------------------------

4. THE JANUARY 10, 2007 PRESENTATION BY MORGAN STANLEY WOULD APPEAR TO BE AN ITEM 1015 REPORT THAT SHOULD BE SUMMARIZED IN ACCORDANCE WITH ITEM 1015(B) OF REGULATION M-A. PLEASE ADVISE. IN THIS REGARD, THE FILING OF THE "EXCERPT OF SUMMARY PRESENTATION" AS EXHIBIT 99(C)(3) WOULD NOT APPEAR TO SATISFY THE REQUIREMENTS OF ITEM 1015.

RESPONSE  TO  COMMENT  4: In  response  to the  Staff's  comment,  Item 9(b) of
Schedule 13E-3 has been amended to add the following disclosure on page 53 of the Scheme Document:

As set out in the section `The Privatisation of AsiaSat' in Part VII of the Scheme Document, on 10 January 2007, representatives of CITIC Group and GECC had a meeting with representatives of Morgan Stanley in Beijing. During the meeting, in order to facilitate a discussion of the potential offer price range, a presentation was furnished by Morgan Stanley which summarized (i) historical trading prices, based on public information, (ii) implied offer multiples and premiums at a range of offer prices, based on public information,

Pamela Carmody                                                                4
Securities and Exchange Commission


(iii) the types of premiums and multiples that had been paid in the context of precedent global satellite acquisitions and Hong Kong privatisations. In addition, the presentation also included an indicative timetable and privatisation considerations.

The presentation was based on published financial information of AsiaSat and published market information, and did not reflect CITIC or GECC's view of the fundamental valuation of AsiaSat. No formal offer price recommendation was given by Morgan Stanley during the meeting. Morgan Stanley was not requested to perform any independent examination or investigation of AsiaSat's business or assets, nor was it mandated to provide a fairness opinion in connection with any proposed transaction or in any other way to assess the fairness of the terms of any potential offer.

Morgan Stanley did not attempt to verify the accuracy or completeness of the information supplied by CITIC, GECC and other sources, and the presentation did and does not reflect in any way the view of Morgan Stanley on either valuation or fairness. The presentation was provided for the information of the representatives of CITIC and GECC and did not constitute the view of CITIC and GECC or either of their respective boards of directors on valuation or a recommendation as to how any AsiaSat Shareholder or ADS Holder should vote in connection with the proposal to adopt the Scheme. CITIC and GECC did not consider the presentation to be an assessment of, or statement about, the fairness of the terms of any potential offer or material to its final determination of the Offer Prices."


SPECIAL FACTORS, PAGE 49
------------------------

5. EXPAND THE DISCLOSURE REGARDING THE FEBRUARY 27, 2007 INDEPENDENT BOARD COMMITTEE MEETING TO EXPLAIN THE "ADDITIONAL ANALYSES" REQUESTED BY THE MEMBERS.

RESPONSE  TO  COMMENT  5: In  response  to the  Staff's  comment,  Item 5(c) of
Schedule 13E-3 has been amended to revise the 7th paragraph on page 49 as follows:

"On 27 February 2007, the Independent Board Committee met with CLSA, with Paul Weiss in attendance via conference call, to discuss the procedures to be followed by CLSA in preparing its letter to the Independent Board Committee and the process to be followed by the Independent Board Committee in reaching the determination that would be reflected in its letter to the Scheme Shareholders and the Optionholders. The members of the Independent Board Committee also discussed the receipt of the 26 February 2007 letter. In light of that letter, and in particular the view of the Fund that the Share Offer price under the Share Offer Proposal was inadequate, based among other things on the Fund's view of the intrinsic value of AsiaSat, the Independent Board Committee members requested that CLSA perform a discounted cash flows ("DCF") analysis that would provide datapoints bearing on the intrinsic value of the Share Offer Price."

Pamela Carmody                                                                5
Securities and Exchange Commission


DCF ANALYSIS OF INDEPENDENT FINANCIAL ADVISOR, PAGE 60
------------------------------------------------------

6. EXPAND TO DESCRIBE THE DCF ANALYSIS IN MORE DETAIL. IN ADDITION, DESCRIBE ANY ADJUSTMENTS MADE TO THE PROJECTIONS PROVIDED BY MANAGEMENT AND THE REASONS THEREFOR. WE NOTE FROM PAGE 63 THAT THE INDEPENDENT
       BOARD COMMITTEE AND CLSA MAY HAVE VARIED SOME OF THE UNDERLYING ASSUMPTIONS.

RESPONSE  TO  COMMENT  6: In  response  to the  Staff's  comment,  Item 9(b) of
Schedule 13E-3 has been amended to revise the paragraph headed "DCF Analysis" as follows:

"CLSA also analysed the Share Offer Price by calculating the net present value of free cash flows estimated to be generated by AsiaSat using the DCF methodology. When making the DCF calculation, CLSA used estimated free cash flows through year 2014 based on projections through year 2011 provided by AsiaSat's management (prepared in November 2006) as set out in `Part VII - US Special Factors'. CLSA made certain adjustments to management's projections to reflect AsiaSat's audited results for the year ended 31 December 2006. CLSA also adjusted certain revenue and expense items, and capital expenditure, following discussions with AsiaSat's management regarding, among other factors, AsiaSat's operating environment and business expansion plans. CLSA has not independently verified the information conveyed by AsiaSat's management. CLSA applied a constant growth rate of 3.0% to generate AsiaSat's free cash flow for years between 2012 to 2014, and calculated AsiaSat's terminal value by dividing the 2014 free cash flow by a range of discount rates of between 9.0% and 10.0% less a range of terminal perpetual growth rates of between 1.5% to 2.5%. CLSA then used the same range of discount rates to discount to present values the free cash flows for years between 2007 and 2014 and the terminal value as of 2014 and adjusted for AsiaSat's net debt balance to derive an indicative valuation range for AsiaSat Shares.

The DCF analysis indicated an equity value range of HK$16.01 to HK$19.20 per AsiaSat Share, and the Share Offer Price falls within such range. The DCF analysis should not be regarded as an indication of what price AsiaSat Shares should or could be achieved or indications of profit forecast."

                                     * * *

Pamela Carmody                                                                6
Securities and Exchange Commission


       We trust that the foregoing are responsive to the Staff's comments. Your prompt review of our responses would be greatly appreciated. If you have any questions please do not hesitate to contact the undersigned at (+44) 20 7367 1601.

                                                Sincerely,



                                                /s/ Mark S. Bergman
                                                ----------------------
                                                Mark S. Bergman



cc: Catherine Chang, Asia Satellite Telecommunications Holdings Limited Lawrence Vranka, Jr., Linklaters
       Scott I. Sonnenblick, Linklaters
       Joseph T. Verdesca, Weil Gotshal & Manges LLP

Pamela Carmody                                                                7
Securities and Exchange Commission



                        CERTIFICATE OF ACKNOWLEDGEMENTS

Asia Satellite Telecommunications Holdings Limited ("AsiaSat") and the undersigned have filed a Schedule 13E-3 with the Securities and Exchange
Commission (the "SEC") in connection with the proposed Privatisation ("Privatisation") of AsiaSat. The SEC issued comments on the Schedule 13E-3 and the related Scheme Document and requested certain acknowledgements from the persons filing the Schedule 13E-3. In connection with responding to the SEC comments and filing amendments to the Schedule 13E-3 and the Scheme Document, each of the undersigned, severally and not jointly, does hereby acknowledge that:

   o the undersigned is responsible for the adequacy and accuracy of the disclosure relating to the Privatisation and related transactions and to any other matters within the undersigned's knowledge in the Scheme Document and in all filings made pursuant to Rule 13e-3;

   o SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and

   o the undersigned may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Certificate on this 12th day of April, 2007.


                                        ASIA SATELLITE TELECOMMUNICATIONS
                                        HOLDINGS LIMITED



                                        By: /s/ Peter Jackson
                                        -------------------------------
                                        Name:  Peter Jackson
                                        Title: Chief Executive Officer

                                        Date:  April 16, 2007

Pamela Carmody                                                                8
Securities and Exchange Commission



                                        ASIACO ACQUISITION LTD.


                                        By: /s/ Nancy Ku
                                        -------------------------------
                                        Name:   Nancy Ku
                                        Title:  Director

                                        Date:   April 16, 2007


                                        By: /s/ Kenneth Ko
                                        -------------------------------
                                        Name:   Kenneth Ko
                                        Title:  Director

                                        Date:   April 16, 2007



                                        ABLE STAR ASSOCIATES LIMITED


                                        By: /s/ Kenneth Ko
                                        -------------------------------
                                        Name:   Kenneth Ko
                                        Title:  Director

                                        Date:   April 16, 2007



                                        GE CAPITAL EQUITY INVESTMENTS, INC.


                                        By: /s/ Ronald J. Herman, Jr.
                                        -------------------------------
                                        Name:   Ronald J. Herman, Jr.
                                        Title:  President

                                        Date:   April 16, 2007



                                        BOWENVALE LIMITED


                                        By: /s/ Nancy Ku
                                        -------------------------------
                                        Name:   Nancy Ku
                                        Title:  Director

                                        Date:   April 16, 2007


                                        By: /s/ Kenneth Ko
                                        -------------------------------
                                        Name:   Kenneth Ko
                                        Title:  Director

                                        Date:   April 16, 2007

Pamela Carmody                                                                9
Securities and Exchange Commission



                                        CITIC GROUP


                                        By: /s/ Wei Min Ju
                                        -------------------------------
                                        Name:   Wei Min Ju
                                        Title:  Director

                                        Date:   April 16, 2007



                                        GENERAL ELECTRIC CAPITAL CORPORATION


                                        By: /s/ Ronald J. Herman, Jr.
                                        -------------------------------
                                        Name:   Ronald J. Herman, Jr.
                                        Title:  President

                                        Date:   April 16, 2007